UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 6
to
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NXP Semiconductors N.V.
(Name of Subject Company)

Elliott Associates, L.P.
Elliott International, L.P.
Paul E. Singer
Elliott Capital Advisors, L.P.
Elliott Special GP, LLC
Braxton Associates, Inc.
Elliott Asset Management LLC
Elliott International Capital Advisors Inc.
Hambledon, Inc.
Elliott Management Corporation
The Liverpool Limited Partnership
Liverpool Associates Ltd.
Elliott Advisors (UK) Limited
Manchester Securities Corp.
(Name of Person(s) Filing Statement)

Common Shares, par value EUR 0.20 per share
(Title of Class of Securities)
N6596X109
(CUSIP Number of Class of Securities)
Richard M. Brand, Esq.
Braden K. McCurrach, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
 (212) 504-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by the undersigned on December 11, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the Tender Offer by Qualcomm River Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (the “Purchaser”), a wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation, as disclosed in the Tender Offer Statement on Schedule TO, filed by the Purchaser with the SEC on November 18, 2016, to purchase all outstanding common shares, par value €0.20 per share (the “Shares”), of NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“NXP”), at a price of $127.50 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and conditions set forth in the Purchaser’s Amended Offer to Purchase, dated February 20, 2018, and in the related Amended Letter of Transmittal.
The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 6 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and restated to read as follows:

On February 20, 2018, certain of the Filing Persons entered into a Tender and Support Agreement with Purchaser (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, such Filing Persons agreed to tender their Shares into the Tender Offer and to vote in favor of the transactions contemplated by the Purchase Agreement, in each case, subject to the conditions and in accordance with the terms set forth therein.

The above description of the Tender and Support Agreement is qualified in its entirety by the Tender and Support Agreement, a copy of which is attached hereto as Exhibit 13 and is incorporated by reference herein.

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended to delete the section entitled “Intent to Not Tender” in its entirety and to add the following:

The information set forth in Item 3 of this Amendment No. 6 is incorporated by reference herein.

On February 20, 2018, NXP and Qualcomm entered into an amendment to the Purchase Agreement (the “Purchase Agreement Amendment”). Pursuant to the Purchase Agreement Amendment, Qualcomm agreed to increase the consideration payable in the Tender Offer from $110.00 per Share in cash to $127.50 per Share in cash.

On February 20, 2018, the Filing Persons issued a press release announcing the entry into the Tender and Support Agreement. The press release is attached hereto as Exhibit 14 and is incorporated by reference herein.

Item 9.        Exhibits.

Item 9 is hereby amended to add the following:

   13      Tender and Support Agreement, dated February 20, 2018
   14      Press Release, dated February 20, 2018

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: February 20, 2018
ELLIOTT ASSOCIATES, L.P.

By:	Elliott Capital Advisors, L.P., as General Partner

By:	Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.

By:	Hambledon, Inc., as General Partner

By:	Elliott International Capital Advisors Inc., as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT CAPITAL ADVISORS, L.P.

By:	Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT SPECIAL GP, LLC

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

BRAXTON ASSOCIATES INC.

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT ASSET MANAGEMENT LLC

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

HAMBLEDON, INC.

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT MANAGEMENT CORPORATION

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

THE LIVERPOOL LIMITED PARTNERSHIP

By:	Liverpool Associates, Ltd., as General Partner

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

LIVERPOOL ASSOCIATES LTD.

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

MANCHESTER SECURITIES CORP.

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT ADVISORS (UK) LIMITED

By:	/s/ Gordon Singer
Name: Gordon Singer
Title: Director

/s/ Paul E. Singer
Name: Paul E. Singer